

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Thomas G. Toland
President and Chief Executive Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re:** **China Nuvo Solar Energy, Inc.**
> **Form 8-K**
> **Filed September 8, 2011**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 12, 2010**
> **File No. 333-48746**

Dear Mr. Toland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please provide us with responses to the comments contained in our comment letter to you dated February 5, 2010 regarding your Form 10-KSB for the fiscal year ended July 31, 2008, filed November 13, 2008, your Form 10-K for the fiscal year ended July 31, 2009, filed December 15, 2009, and your Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009, April 30, 2009 and October 31, 2009.

Forward-Looking Statements, page 2

2.   Please revise to eliminate the references to the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as the statutory safe harbors adopted as part of those Acts do not apply to statements made by a penny stock issuer.

Share Exchange Transaction with Surgline, page 2

3.   Please clarify the number of shares exchanged and the total purchase price or total value of purchase price consideration. For example, we note you state that the company issued 857,143 shares of Series B preferred stock, yet you also state that those shares will be converted to common stock equal to 70% of the outstanding common stock of the company, then you further state that that you would issue 163,604,476 shares in satisfaction of the anti dilution provisions of the share exchange agreement. As such, it is unclear how many shares have been issued in this transaction.

Post-Exchange Beneficial Ownership of the Company's Common Stock, page 3

4.   Please revise to clarify the natural persons with voting or dispositive powers with respect to your shares held by each entity named in the table.

Management, page 4

5.   Pursuant to Item 401(e) of Regulation S-K, please expand your disclosure to discuss the specific experiences, qualifications, attributes or skills that led to the conclusion that those people named as directors should serve as directors of the post-transaction company.

6.   Please clearly describe the specific business activities of your directors and officers during the past 5 years, including identifying the companies they worked for. For example, it is unclear what Mr. Toland's activities prior to March 2011 were. While we note you state "most recently, Mr. Toland has been the CEO of a healthcare management consulting company" you do not identify when such activities occurred nor do you identify such consulting company. We also note you have not provided specific information about Mr. Dutch's prior experience.

7.   We note from your disclosure under "Management and Employees" on page 9 that Mr. Weissberg will serve as your President-Spine Division and Mr. Cahill will serve as a Vice President. Please expand your disclosure to provide the information required by Item 401 of Regulation S-K for Mr. Weissberg and Mr. Cahill.

Summary Compensation of Executive Officers, page 5

8.   We note the disclosure of the amounts owed to Mr. Fong. Please disclose the terms of those loans, including any interest due and the total amount actually owed to Mr. Fong.

Potential Future Projects, page 9

9.   Please expand your disclosure regarding the potential future projects your executives may be involved in and why the company or shareholders would have any interest in those

projects. To the extent your executives are not working full time for the registrant, please disclose that fact in an appropriate location and include appropriate risk factor disclosure.

Government Regulation, page 9

10.   We understand from your disclosure that you will only be selling third party products. If so, please clarify the need for any government approval of your principal products. If you have not yet received necessary government approval for your principal products, please discuss the status of approval within the government approval process. Refer to Regulation S-K Item 101(h)(4)(ix).

Certain Relationships and Related Transactions, page 10

11.   Please revise to include all information required by Regulation S-K Item 404, including the amount of principal and interest paid on related party loans during the periods for which disclosure is provided and the material terms of all related party sourcing and manufacturing relationships.   Also, please provide all required disclosure here, rather than incorporating by reference information in the financial statements.

Management's Discussion and Analysis or Plan of Operation, page 23

12.   Please expand to describe and quantify the principal components of the operating expenses presented in the audited financial statements.

Liquidity and Capital Resources, page 24

13.   We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

14.   From the pro forma data presented under Exhibit 99.3, we see that you have assumed a significant amount of liabilities of the issuer. Please expand to provide a description of those liabilities, the amounts and timing of their cash requirements and your plan for funding those cash requirements.

Exhibit 2.1

15.   Please file complete exhibits. We note you have not included all exhibits at the end of this agreement and some of the exhibits do not appear to be in final form. For example,

we note a reference to the "attached schedule" to Exhibit 1.1 listing the Surgline security holders. Please include that list.

Exhibit 99.2 Audited Financial Statements

Financial Statements, page F-1

16.   We see that the auditors of the accounting acquirer are different from the auditors of the registrant. Please file an Item 4.01 Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

17.   Please tell us if you intend to change your fiscal year end from July 31, the fiscal year end used prior to the reverse merger recapitalization. If so, file a Form 8-K under Item 5.03 announcing any intended change in fiscal year.   In this regard, tell us the next periodic report that you will file. Please note that there should not be any lapse in reporting periods of the financial statements of the registrant and the operating company.

Note 3. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

18.   You indicate on page 24 that you recognized your first revenues subsequent to June 30, 2011. Please tell us how you applied the four general criteria described in the first sentence of the revenue policy disclosure in accounting for those sales.   In that regard, please also describe the key terms and provisions of the sales arrangements that formed the basis for revenue recognition.

Note 9. Subsequent Events, page F-11

19.   Please add a description of the consummated reverse merger with China Nuvo, including a description of the impact on your financial statements and a description of the accounting applied. Refer to FASB ASC 855-10-25-4.

20.   As a related matter, please have your auditor consider whether their report should be dual-dated in light of the significant subsequent event.

21.   Tell us how you accounted for the Constellation Asset Management arrangement, including how you accounted for the shares issued and how you accounted for the warrants. With respect to the warrants, please be detailed in explaining the specific basis in GAAP for the accounting. In that regard, your disclosure suggests that the warrants may have features characteristic of a derivative as described in FASB Codification Topic 815.

Exhibit 99.3 Unaudited Condensed Combined Pro Forma Financial Statements

22.   With respect to the balance sheet, please revise the pro forma adjustment column to present the adjustments in the form of balanced journal entries.

23.   We see that China Nuvo was previously engaged in the solar industry. Please explain to us the status and/or disposition of the solar business.

24.   Please expand Note A to describe the nature, terms and impact of the debt settlement agreements.   Please add sufficient context to explain the factual basis for the pro forma adjustment.

25.   As a related matter, please similarly expand Note A to describe the terms of conversion of the preferred shares, including disclosure of the number of shares issued.

26.   We refer to Note B. Please reconcile the number of pre-reverse merger shares of China Nuvo of 1,090,792,838 to the number of outstanding shares as disclosed in the Form 10-Q as of April 30, 2011, which totaled 558,048,618.

Form 10-K for the Fiscal Year Ended July 31, 2010

27.   We note from the cover page of the Form 10-K that you have checked yes to the second box that you (1) have filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 Days. We note, however, that your Commission File Number (333-48476) relates to a registration statement that went effective in 2001 and it does not appear that you have ever registered a class of securities under the Exchange Act. Please provide us with your analysis of how you are a reporting company. Please include a consideration of Section 15(d) of the Exchange Act in your response.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

28.   Please have your auditor tell us how their report dated November 10, 2010 conforms to PCAOB Auditing Standard No. 1 and Article 2 of Regulation S-X. In that regard, we note the following deficiencies:

- the report does not cover all of the periods presented in the financial statements;

- the report does not cover the development stage cumulative data; and

- the second paragraph of the report suggests that the auditor performed an audit of a schedule of accounts receivable as opposed to an audit of the financial statements.

In this regard, the audit report dated December 14, 2009 included in the Form 10-K for the year ended July 31, 2009 appears to present similar deficiencies.

Item 9A(T). Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures

29.   In light of the material weaknesses leading you to conclude that internal control over financial reporting is not effective as of July 31, 2010, please tell us the basis for your conclusion that disclosure controls and procedures were effective as of that date. Please also respond as of July 31, 2009 where we see that you also concluded that disclosure controls and procedures were effective despite material weaknesses in internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

30.   With respect to the required annual evaluation of internal control over financial reporting, you disclose that you completed the evaluation "to the extent possible given the limited personnel resources and technological infrastructure in place to perform the evaluation." You further disclose that: "Based upon our management's discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below." The language in your disclosure suggests that management may not have completed the required annual evaluation of internal control over financial reporting as of July 31, 2010.

Under Exchange Act Rule 13a-15(c), you are required to complete an annual evaluation of internal control over financial reporting and to provide management's unequivocal assessment of effectiveness as of the end of your fiscal year. If management did not complete the required annual evaluation, please do so now. Once that evaluation is completed, please also revise to remove the qualifying language regarding the scope of the evaluation and to provide the unequivocal opinion of management regarding the effectiveness of internal control over financial reporting as of July 31, 2010. In this regard, it appears that there is similar qualifying language in the annual report on internal control over financial reporting included in the Form 10-K as of July 31, 2009.

31.   As a related matter, while we see that you have provided some general information about material weaknesses that you have attributed to your auditors, under Item 308(a)(3) of Regulation S-K, you are required to present disclosure of any material weakness in the registrant's internal control over financial reporting identified by management. Accordingly, please revise to describe each individual material weakness in internal control over financial reporting as of July 31, 2010 identified through the annual evaluation required by Exchange Act Rule 13a-15(c). In this regard, it appears that the disclosure of material weaknesses as of July 31, 2009 as included in the Form 10-K as of that date maybe similarly incomplete.

Exhibits 31.1 and 31.2

32.   We note that the certifications refer to the company as a small business issuer. The small business issuer language has been superseded. In any future or amended filings please ensure that the certifications are in the exact form prescribed by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, reviewing accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637, or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Peter Campitiello, Esq.